SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Halcón Resources Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40537Q605
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Copies to: Mark Cognetti, Esq.
Michael Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 40537Q605	Page 2 of 4 Pages

1		NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,382,582 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,382,582 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,382,582 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.06%
14		TYPE OF REPORTING PERSON IA, PN

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on October 22, 2018 (the “Original 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on February 4, 2019, Amendment No. 2 to Schedule 13D filed on April 18, 2019, Amendment No. 3 to Schedule 13D filed on July 25, 2019, and this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 5.	INTEREST IN SECURITIES OF THE ISSUER Item 5(a)-(e) of this Schedule 13D is hereby amended and restated to read as follows:
(a)
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. As of 4:00 p.m., Eastern time, on August 8, 2019, the Reporting Person beneficially owned 3,382,582 shares of Common Stock, representing approximately 2.06% of the outstanding shares of Common Stock.  The percentages used in this Schedule 13D are calculated based upon 164,256,015 shares of Common Stock issued and outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the Securities and Exchange Commission on May 9, 2019.

(b)
See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)
The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 8, 2019. All such transactions were sales of Common Stock effected in the open market, and the table in the per share prices column includes the commissions paid in connection with such sales.

(d)
No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

	Transaction Date	Purchase or Sale	Quantity	Price per Share (including commissions)	How effected
	8/5/2019	Sale	1,112,700	$0.1542	Open Market
	8/6/2019	Sale	74,660	$0.1493	Open Market
	8/6/2019	Sale	2,089,794	$0.1414	Open Market
	8/7/2019	Sale	255,616	$0.1006	Open Market
	8/7/2019	Sale	1,200,000	$0.1100	Open Market
	8/8/2019	Sale	274,815	$0.1053	Open Market
(e)	The Reporting Person ceased to be the beneficial owner of 5% or more of the Issuer’s Common Stock on August 5, 2019.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 8, 2019	FIR TREE CAPITAL MANAGEMENT LP By: /s/ Brian Meyer Name: Brian Meyer Title: General Counsel

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